THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2004

MADECO INC.

(Translation of Registrant's Name into English)

URETA COX 930

SANTIAGO, CHILE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________.

This report consists of a letter announcing the change of Madeco S.A.'s external auditors.

Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernández

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES

THE CHANGE OF THE EXTERNAL AUDITORS

(Santiago, August 17, 2004) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced that at the Company's shareholders' meeting held on April 27, 2004, the change of the External Auditors was approved. As of June 2004, the Company's new external auditors are Ernst & Young Servicios Profesionales de Auditoria y Asesoría Limitada, a company member of Ernest & Young Limitada.

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Madeco is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madeco S.A.

/s/ Jorge Tagle Ovalle

Jorge Tagle Ovalle
Chief Financial Officer

Date: August 17, 2004